# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUNation Energy, Inc., CIK 0000022701
CUSIP: 72303P503
Title of class of securities: Common Stock, $0.05 par value per share
Address of issuer's principal executive offices: 171 Remington Blvd., Ronkonkoma, New York (NY), 11779
Date of event which requires filing of this statement: 04/14/2026
Filed by CIK 0001954316
Persons authorized to receive notices and communications: Scott Maskin, 171 Remington Blvd., Ronkonkoma, New York (NY), 11779, (631) 750-9454

## Reporting persons
- Scott Maskin (CIK 0001954316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 554,736; shared voting power 0; sole dispositive power 554,736; shared dispositive power 0; aggregate amount beneficially owned 554,736 (16.6% of the class)
  Comment: (1) The number of shares beneficially owned reflects adjustments for the Issuer's 1-for-200 reverse stock split that was effected on April 9, 2025, 1-for-50 reverse stock split that was effected on October 17, 2024 and the 1-for-15 reverse stock split that was effected on June 12, 2024. On April 14, 2026 the Reporting Person exchanged debt pursuant to a debt conversion agreement for 554,712 shares of the Issuer's Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.05 par value per share
Name of issuer: SUNation Energy, Inc.
Address of issuer's principal executive offices: 171 Remington Blvd., Ronkonkoma, New York (NY), 11779

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Scott Maskin, an individual (the "Reporting Person"), with respect to shares of the Issuer's Common Stock, held by the Reporting Person directly.
Residence or business address: The address of the principal business office of the Reporting Person is 171 Remington Blvd., Ronkonkoma NY 11779.
Present principal occupation or employment: The Reporting Person's principal occupation is as the Issuer's Chief Executive Officer and Director at the address of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 9, 2022, the Issuer acquired all of the issued and outstanding equity of SUNation Solar Systems, Inc. and five of its affiliated entities ("SUNation"), directly or indirectly from SUNation's owners, which included the Reporting Person. The Reporting Person received 513,300 shares of Issuer's Common Stock as part of the consideration for the sale of SUNation by the Reporting Person and others in the transaction.

In connection with the SUNation acquisition, the Issuer appointed the Reporting Person as a member of its Board of Directors, as well as the Senior Vice President and General Manager, New York Division of the Issuer. The Issuer and the Reporting Person entered into an Employment Agreement, dated November 9, 2022 related to the Reporting Person's employment with the Issuer.

On June 30, 2023, the Reporting Person acquired 10,775 shares through the Issuer's 2022 Employee Stock Purchase Plan.

On February 10, 2023, the Reporting Person gifted 45,000 of the 513,300 shares to MBB Energy LLC, a limited liability company ("MBB"). On June 14, 2023, MBB gifted the 45,000 shares back to the Reporting Person.

The number of shares beneficially owned below reflects adjustments for the Issuer's 1-for-200 reverse stock split that was effected on April 9, 2025, 1-for-50 reverse stock split that was effected on October 17, 2024 and the 1-for-15 reverse stock split that was effected on June 12, 2024.

On April 14, 2026 the Reporting Person exchanged debt pursuant to a debt conversion agreement for 554,712 shares of the Issuer's Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has the sole power vote or to direct the vote and the sole power to dispose or to direct the disposition of the 554,736 shares of common stock (the "Shares") of the Issuer. The percentage of Shares reported to be beneficially owned by the Reporting Person is based on information from the Issuer. Thus, the Reporting Person is deemed to be the beneficial owner of an aggregate 16.6% of the common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 554,736 Shares. The percentage of Shares reported to be beneficially owned by the Reporting Person is based on information from the Issuer. Thus, the Reporting Person is deemed to be the beneficial owner of an aggregate 16.6% of the common stock of the Issuer.
Transactions in the class effected during the past sixty days: The Company and the Reporting Person have not engaged in any transaction in shares of the Issuer's Common Stock during the past 60 days other than as described in Item 4. The responses in Item 4 is incorporated by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: sec.gov/Archives/edgar/data/22701/000121390026043846/ea028643601ex10-3.htm

## Signatures
- Scott Maskin: /s/ Scott Maskin, Scott Maskin (05/01/2026)